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                                                                   Exhibit 99(b)
                                                                   -------------

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.

               CHARTER OF THE NOMINATING AND GOVERNANCE COMMITTEE

                            OF THE BOARD OF DIRECTORS
                            -------------------------
                            (as adopted May 7, 2002)

1.       Purpose.

The Nominating and Governance Committee (the "Committee") of the Board of Directors (the "Board") of International Flavors & Fragrances Inc. (together with its subsidiaries, the "Company") is responsible for (i) assisting the Board in determining the desired experience, mix of skills and other qualities to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board; (ii) identifying highly qualified individuals meeting those criteria to serve on the Board; (iii) proposing to the Board a slate of nominees for election by the shareholders at the Annual Meeting of Shareholders and prospective director candidates in the event of the resignation, death or retirement of directors or a change in Board composition requirements; (iv) reviewing candidates recommended by shareholders for election to the Board; (v) developing plans regarding the size and composition of the Board and its Committees; (vi) reviewing management succession plans; and (vii) monitoring and making recommendations to the Board with respect to corporate governance issues.

In performing its duties, the Committee maintains effective working relationships with the Board and the Company's management.

2.       Membership.

The Committee is comprised of at least three members, including a Chair, all of whom are "Independent Directors", as defined in the Board's Corporate Governance Guidelines, and selected by and serve at the pleasure of the Board. The Board may designate one or more Directors as alternate members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee. No person may be made a member of the Committee if his or her service on the Committee would violate any restriction on service imposed by any rule or regulation of the United States Securities and Exchange Commission or any exchange on which shares of the common stock of the Company are traded.

3.       Meetings.

The Committee meets as necessary, but at least once each year, to enable it to fulfill its responsibilities. The Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee, to attend any meetings and to provide such pertinent information as the Committee may request. The

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Committee reports its actions to the Board, and keeps written minutes of its meetings, and the minutes are recorded or filed with the books and records of the Company.

4.       Committee Responsibilities.

The Committee has the following responsibilities:

Board Candidates and Nominees

     a. To develop criteria for the selection of new directors and nominees for vacancies on the Board, including procedures for reviewing potential nominees proposed by shareholders;
     b. To review with the Board the desired experience, mix of skills and other qualities to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board;
     c. with the input of the Chief Executive Officer, to recommend to the Board qualified candidates for the Board who bring the backgrounds, knowledge, experience, skill sets and expertise that would strengthen and increase the diversity of the Board;
     d. To review the suitability for continued service as a Director of each Board member when he or she has a significant change in status, such as an employment change, and recommending whether or not the Director should be re-nominated;
     e. To review and consider the compensation and benefits of Directors who are not employees of the Company and to recommend to the Compensation Committee any changes that the Committee deems appropriate;
     f. To consider the recommendations of the Chief Executive Officer for the appointment of the other executive officers, including any replacements between annual appointment dates, and to recommend to the Board the appointment of the executive officers other than the Chief Executive Officer; and
     g. To work with senior management to provide an orientation and education program for Directors.

Board and Committees

     a. To review periodically the size of the Board and recommend to the Board changes as appropriate;
     b. To establish and review policies pertaining to the roles, responsibilities, retirement age, tenure and removal of directors;
     c. To review periodically, with the participation of the Chief Executive Officer, all Board Committees and recommend to the Board changes, as appropriate, in the number, responsibilities, membership and Chairs of the Committees; and
     d. To recommend that the Board establish such special committees as may be necessary or appropriate to address ethical, legal or other matters that may arise.

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Board and Chief Executive Officer Evaluation and Management Development

     a. To develop and review periodically a process for and to conduct, not less frequently than biennially, an evaluation of the effectiveness of the Board as a whole;
     b. To develop and review periodically a process for an annual evaluation by the Board of the performance of the Chief Executive Officer and to have the Committee Chair review with the Chief Executive Officer, together with the Chair of the Compensation Committee, the results of the Board evaluation of the performance of the Chief Executive Officer;.
     c. To review the Company's management development program to help assure proper management succession planning; and
     d. To review the Chief Executive Officer's recommendations, and to make recommendations to the Board, for elected officer positions.

Corporate Governance

          To review periodically the Company's Corporate Governance Guidelines to assure that they reflect best practices and are appropriate for the Company, and to assist the Board in achieving such best practices.

The Committee annually assesses its performance to confirm that it is meeting its responsibilities under this Charter. In this review, the Committee considers, among other things, (a) the appropriateness of the scope and content of this Charter, (b) the appropriateness of matters presented for information and approval, (c) the sufficiency of time for consideration of agenda items, (d) frequency and length of meetings, and (f) the quality of written materials and presentations. The Committee recommends to the Board such changes to this Charter as the Committee deems appropriate.

5.       Investigations and Studies.

The Committee may conduct or authorize investigations into or studies of matters within the Committee's scope of responsibilities as described above, and may retain, at the expense of the Company, independent counsel or other consultants necessary to assist in any such investigation or study.




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